March 21, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Shiloh Industries, Inc.

Registration Statement on Form S-3 (File No. 333-216571)

Withdrawal of Acceleration Request

Ladies and Gentlemen:

Shiloh Industries, Inc. (the “Company”) hereby respectfully requests withdrawal of its acceleration request filed on March 17, 2017 relating to its Registration Statement on Form S-3 (File No. 333-216571) (the “Registration Statement”). The Company is no longer requesting that the Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding the foregoing, please contact Matthew VanWasshnova of Honigman Miller Schwartz and Cohn LLP, our counsel, by telephone at (313) 465-7556.

Kind regards,

/s/ Kenton M. Bednarz
Kenton M. Bednarz
Vice President, Legal and Governmental Affairs, and Secretary
Shiloh Industries, Inc.

cc:	Donald J. Kunz, Honigman Miller Schwartz and Cohn LLP

Matthew R. VanWasshnova, Honigman Miller Schwartz and Cohn LLP

47632 Halyard Drive, Plymouth, MI 41870